UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

THE EASTERN COMPANY
(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

276317104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒   Rule 13d-1(b)

☐   Rule 13d-1(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No276317104	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Forager Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 323,648[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 323,648
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 323,648
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON (See Instructions) IA

______________

1 Shares reported in this table are held by (i) a private investment fund of which the Reporting Person is the general partner and (ii) a separate account to which the Reporting Person serves as investment adviser.

CUSIP No276317104	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Edward Kissel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 323,648[2]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 323,648

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 323,648
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON (See Instructions) HC; IN

______________

2 These shares are held by (i) a private investment fund of which Forager Capital Management, LLC is the general partner and (ii) a separate account to which Forager Capital Management, LLC serves as investment adviser.  The Reporting Person is a managing partner of Forager Capital Management, LLC.

CUSIP No276317104	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Robert MacArthur
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 323,648[3]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 323,648

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 323,648
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON (See Instructions) HC; IN

_________________

3 These shares are held by (i) a private investment fund of which Forager Capital Management, LLC is the general partner and (ii) a separate account to which Forager Capital Management, LLC serves as investment adviser.  The Reporting Person is a managing partner of Forager Capital Management, LLC.

CUSIP No276317104	Page 5 of 7 Pages

ITEM 1(a).	NAME OF ISSUER

The Eastern Company (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

112 Bridge Street Naugatuck, CT 06770

ITEM 2(a).	NAME OF PERSONS FILING

This joint statement on Schedule 13G is being filed by Edward Kissel, Robert MacArthur and Forager Capital Management, LLC, a Delaware limited liability company (the “Investment Adviser” and, together with Mr. Kissel and Mr. MacArthur, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The business address of each of the Reporting Persons is 2024 3rd Ave. N, Suite 201, Birmingham, AL 35203.

ITEM 2(c).	CITIZENSHIP

The Investment Adviser is a Delaware limited liability company; Mr. Kissel is a citizen of the United States; and Mr. MacArthur is a citizen of the United States.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES

Common stock, no par value (the “Common Stock”).

ITEM 2(e).	CUSIP NUMBER

276317104

ITEM 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

CUSIP No276317104	Page 6 of 7 Pages

(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

ITEM 4.	OWNERSHIP

As of February 14, 2022, the Reporting Persons, in the aggregate, beneficially owned 323,648 shares of Common Stock of the Issuer, representing approximately 5.2% of such class of securities.  The beneficial ownership of each Reporting Person is as follows: (i) the Investment Adviser, as the sole general partner of a private investment fund and as the investment adviser of a separate account, beneficially owns 323,648 shares of Common Stock representing approximately 5.2% of the class; (ii) Mr. Kissel, as the managing partner of the Investment Adviser, beneficially owns 323,648 shares of Common Stock representing approximately 5.2% of the class; and (iii) Mr. MacArthur, as the managing partner of the Investment Adviser, beneficially owns 323,648 shares of Common Stock representing approximately 5.2% of the class.  The percentages of beneficial ownership reported herein, and on each Reporting Person’s cover page to this Schedule 13G, are based on a total of 6,275,180 shares of the Common Stock issued and outstanding as of October 2, 2021, as reported in most recent quarterly report of the Issuer on Form 10-Q for its fiscal quarter ended October 2, 2021.

The Investment Adviser has the sole power to vote and dispose of the shares of Common Stock beneficially owned by such entity (as described above). Mr. Kissel has the sole power to vote and dispose of 0 shares of Common Stock, and has the shared power to vote and dispose of 323,648 shares of Common Stock. Mr. MacArthur has the sole power to vote and dispose of 0 shares of Common Stock, and has the shared power to vote and dispose of 323,648 shares of Common Stock.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Certain funds and accounts to which the Investment Adviser serves as investment adviser have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock.

CUSIP No276317104	Page 7 of 7 Pages

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2022 FORAGER CAPITAL MANAGEMENT, LLC

By:	/s/ Robert MacArthur
Robert MacArthur
Managing Partner

EDWARD KISSEL

/s/ Edward Kissel
Edward Kissel

ROBERT MACARTHUR

/s/ Robert MacArthur
Robert MacArthur

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of February 14, 2022, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of common stock of The Eastern Company, a Connecticut corporation, and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

FORAGER CAPITAL MANAGEMENT, LLC

By:	/s/ Robert MacArthur
Robert MacArthur
Managing Partner

EDWARD KISSEL

/s/ Edward Kissel
Edward Kissel

ROBERT MACARTHUR

/s/ Robert MacArthur
Robert MacArthur

Exhibit 2

CONFIRMING STATEMENT

This Statement confirms that the undersigned has authorized and designated Robert MacArthur to execute and file on the undersigned’s behalf all Forms 3, 4 and 5 and Schedules 13D and 13G (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of The Eastern Company, a Connecticut corporation.  The authority of Robert MacArthur under this Statement shall continue until the undersigned is no longer required to file any of Forms 3, 4 and 5 and Schedules 13D and 13G with regard to the undersigned’s ownership of or transactions in securities of The Eastern Company, unless earlier revoked in writing.  The undersigned acknowledges that Robert MacArthur is not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934, as amended.

Dated: February 14, 2022	/s/ Edward Kissel
Edward Kissel

Exhibit 3

CONFIRMING STATEMENT

This Statement confirms that the undersigned has authorized and designated Edward Kissel to execute and file on the undersigned’s behalf all Forms 3, 4 and 5 and Schedules 13D and 13G (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of The Eastern Company, a Connecticut corporation.  The authority of Edward Kissel under this Statement shall continue until the undersigned is no longer required to file any of Forms 3, 4 and 5 and Schedules 13D and 13G with regard to the undersigned’s ownership of or transactions in securities of The Eastern Company, unless earlier revoked in writing.  The undersigned acknowledges that Edward Kissel is not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934, as amended.

Dated: February 14, 2022	/s/ Robert MacArthur
Robert MacArthur